UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of November 2020
Commission file number: 001-38775
ITAMAR MEDICAL LTD.
(Name of registrant)
9 Halamish Street, Caesarea 3088900, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE
Itamar Medical Ltd. hereby files its interim condensed consolidated financial statements for the nine months ended September 30, 2020, which is attached to this Form 6-K as Exhibit 99.1 and management’s discussion and analysis in respect of the operating results and financial review in connection with the interim condensed consolidated financial statements for the nine months ended September 30, 2020, attached to this Form 6-K as Exhibit 99.2.

Exhibits
Exhibit Number	Description
99.1	Interim condensed consolidated financial statements for the nine months ended September 30, 2020,
99.2	Management’s discussion and analysis in respect of the operating results and financial review in connection with the interim condensed consolidated financial statements for the nine months ended September 30, 2020.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
ITAMAR MEDICAL LTD.
By: /s/ Shy Basson Shy Basson Chief Financial Officer
Date: November 17, 2020